

July 20, 2020

Andrew Kucharchuk
Chief Financial Officer
OncBioMune Pharmaceuticals, Inc
8000 Innovation Park Dr.
Baton Rouge, LA 70820

> **Re: OncBioMune Pharmaceuticals, Inc**
> **Form 8-K for the period ended June 5, 2020**
> **Filed June 11, 2020**
> **File No: 0-52218**

Dear Mr. Kucharchuk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 2.01 Form 8-K filed June 11, 2020

Item 9.01 Financial Statements and Exhibits, page 1

1. We note that you closed the Asset Purchase Agreement with Avant Diagnostics, Inc. (Avant) on June 5, 2020 and that this transaction will be accounted for as a reverse merger. It is unclear from your disclosures whether you intend to file the required financial statements for Avant and related pro forma financial information required by Instruction 5 to Item 2.01 of Form 8-K. Please confirm that you will provide such financial information by the due date set forth in Item 9.01 of Form 8-K. Please also confirm, to the extent necessary, that you will provide disclosures under Item 4.01 of Form 8-K about any intended change in independent accountants.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Jeanne Baker,

Staff Accountant, at (202)551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences